UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Sino Agro Food Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
829355205
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934
(?Act?) or otherwise subject to the
liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G
CUSIP No.
829355205


1
Names of Reporting Persons

Incentive AS (in its capacity as investment manager for
Incentive Active Value Fund and an actively managed
account)
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Norway
Number of
Shares
Beneficial
ly Owned
by Each
Reporting
Person
With:

5
  Sole Voting Power


  1.085.887

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1.085.887
9
Aggregate Amount Beneficially Owned by Each Reporting
Person

1.085.887
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

5.6 %
12
Type of Reporting Person (See Instructions)

FI



Item 1.
(a)	Name of Issuer:
      Sino Agro Food Inc.
(b)	Address of Issuer?s Principal Executive Offices:

China Corporate Head Office:
Room 3801, 38/F, Block A, China Shine Plaza
No. 9 Lin He Xi Road
Tianhe County
Guangzhou City, Guangdong
P.R.China 510610
Item 2.
(a)	Name of Person Filing:
Incentive AS (in its capacity as investment manager for
Incentive Active Value Fund and an actively managed
account)
(b)	Address of Principal Business Office or, if None,
Residence:
Filipstad Brygge 2, 0252 Oslo, Norway
(c)	Citizenship:	Incentive AS is a company organized under
the laws of Norway.
(d)	Title and Class of Securities: Common Shares
(e)	CUSIP No.: 829355205
Item 3. 	If this statement is filed pursuant to ?? 240.13d-1(b)
or 240.13d-2(b)
	or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of
the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19)
of the Act;
(d)	[_]	Investment company registered under Section 8 of
the Investment
		Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in
accordance
		with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
accordance
		with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b)
of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the
definition of an investment
		company under section 3(c)(14) of the Investment
Company Act of 1940;
(j)	[X]	A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-
1(b)(1)(ii)(K). If filing as
		a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J),
		 please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned: 1.085.887
 (b)	Percent of Class:  5.6 %
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 1.085.887
	(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition
of: 0
(iv)	Shared power to dispose or to direct the disposition
of: 1.085.887
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as
of the date
hereof the reporting person has ceased to be the beneficial
owner of
 more than five percent of the class of securities, check
the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another
Person.
	Not Applicable.
Item 7.	Identification and classification of the subsidiary which
acquired
	the security being reported on by the parent holding
company or
	control person.
	Not Applicable.
Item 8.	Identification and classification of members of the
group.
	Not Applicable.
Item 9.	Notice of Dissolution of Group.
	Not Applicable.
Item 10.	Certifications.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  02.02.2016
/s/ Signature
Name/Title Svein R. Hogset/Managing Director
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

1297544.3